Exhibit 99.1

17 May 2011	For analyst and media enquiries please call Sean O’Sullivan on: (02) 8274 5239
James Hardie announces the resumption of capital
management activities and a simplification of its corporate
structure
James Hardie announced today that it has adopted a capital management policy to distribute between 20% and 30% of profits after tax (excluding asbestos adjustments, which are substantially of a non-cash nature in the short-term) in the form of ordinary dividends and to conduct a more active approach to capital management which is likely to see the company buy-back or issue shares as the company’s capital needs dictate.
James Hardie expects to resume paying dividends starting with an interim dividend to be paid following the November 2011 announcement of the company’s second quarter results. There is expected to be a further dividend following the May 2012 announcement of the company’s final results for fiscal year 2012.
In accordance with this policy, James Hardie also announced today that it will be seeking to acquire up to 5% of the company’s issued capital via an on-market share buyback during the next twelve months.
“After careful consideration and in seeking to create a more optimal capital structure, the Board is pleased to announce the resumption of an active approach to capital management” said James Hardie Chairman, Michael Hammes.
“This opportunity arises because of the company’s ability to generate strong cashflows, and thereby reduced debt levels, despite the continuing challenging operating environment, particularly in the USA” added Mr Hammes.
James Hardie notes that as at 31 March 2011 it had an unaudited net debt position of US$40.4 million, a decrease of US$94.4 million from net debt of US$134.8 million as at 31 March 2010.
The effect of the policy announced today, in addition to James Hardie’s ongoing obligation to make contributions to the Asbestos Injuries Compensation Fund (AICF), is that the company expects to be distributing a significant portion of its operating surplus each year in the form of ordinary dividends and share buy-backs. In circumstances where the company determines that share buy-backs are not attractive, special dividends may be considered as an alternative.
James Hardie Industries SE, ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

To facilitate the ability to access and distribute surplus cash flows of the company’s operating subsidiaries more efficiently (including for the purpose of making periodic contributions to the AICF), James Hardie has commenced an internal reorganisation involving simplification of the company’s corporate structure including some of the arrangements which were previously part of its Netherlands domicile. As part of this restructure, the company will incur a tax charge of approximately $32.6 million which will be included in the fiscal year 2011 accounts and will be payable in fiscal year 2012.
This charge will not impact the contribution to the AICF in July 2011, although it is likely to reduce the contribution to the AICF in July 2012 by up to US$11.4 million.
The company will release its final results for fiscal year 2011 on Thursday, 19 May 2011.
End
Disclaimer
This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbour Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the company’s future performance;
•	projections of the company’s results of operations or financial condition;
•	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•	expectations that the company’s credit facilities will be extended or renewed;
•	expectations concerning dividend payments and share buyback;
•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;
•	statements regarding tax liabilities and related audits, reviews and proceedings;
•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;
•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•	expectations concerning indemnification obligations;
•	statements about product or environmental liabilities; and
•	statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other
James Hardie Industries SE, ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements.
These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.
James Hardie Industries SE, ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.